Prospectus Supplement	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated August 13, 2007)	File No. 333-145408
$400,000,000 Principal Amount of 0.625% Convertible Senior Notes due 2014
and
Shares of Common Stock Issuable on Conversion of the Notes
This prospectus supplement covers resales of our 0.625% convertible senior notes due 2014, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.
This prospectus supplement supplements, and must be read in conjunction with, the prospectus, dated August 13, 2007.
Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors—Risks Related to the Notes and Our Common Stock” beginning on page 17 of the prospectus and under the heading “Item 1A. Risk Factors” in our annual report for the fiscal year ended December 30, 2007, as supplemented by the disclosure under the heading “Item 1A. Risk Factors” in our quarterly report for the fiscal quarter ended June 29, 2008. Our annual report and quarterly reports are incorporated by reference into the prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the prospectus for a description of how you may obtain copies of these documents.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 30, 2008

S-1

Selling Securityholders
The information in the table below should be considered in addition to the information appearing in the related prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of July 30, 2008. If any selling securityholder identified in the table below is also identified in the table appearing under the heading “Selling Securityholders” in the related prospectus, or in any other supplement to that prospectus filed with the SEC prior to July 30, 2008, then the information relating to that selling securityholder in the table and notes below supersedes in the corresponding information in the prospectus or supplement.
The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus supplement and the related prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.
We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder or any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our predecessors or affiliates during the three years prior to the date of this prospectus supplement.
Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided us with the information regarding their holdings, including in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. The identity and holdings of the selling securityholders may change from time to time.
A selling securityholder that is identified below as a broker-dealer, or an affiliate of a broker-dealer, may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus supplement.

			Number of
			Shares of
	Principal		Common
	Amount of		Stock
	Notes		Issuable
	Beneficially		upon
	Owned	Number of	Conversion	Number of Shares of
	Before this	Shares of	that May Be	Common Stock Beneficially
	Offering that	Common	Sold	Owned After this Offering
	May Be Sold	Stock	Pursuant to		As a
	Pursuant to	Beneficially	this		Percentage of
	this	Owned	Prospectus		Common
	Prospectus	Before this	Supplement		Stock
Name	Supplement	Offering(1)	(2)	Number(3)	Outstanding(4)
Absolute Strategies Fund (5)	$300,000	6,870	6,870	—	*
GOJO Partnership (5)	$6,000	137	137	—	*
SSI Blended Market Neutral L.P. (5)	$36,000	824	824	—	*
SSI Hedged Convertible Income Fund (5)	$425,000	9,733	9,733	—	*
SSI Hedged Convertible Market Neutral L.P. (5)	$172,000	3,939	3,939	—	*
SSI Market Neutral Partners L.P. (5)	$15,000	343	343	—	*
SSI Tactical Alpha Hedge, L.P. (5)	$49,000	1,122	1,122	—	*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of all notes that the selling securityholder has indicated to us that it owns. See note (2) below.

(2)	Assumes conversion of the full amount of notes indicated next to the selling securityholder in the table above at the rate of 22.9029 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. Based on recent trading prices of our common stock, the actual number of shares issuable upon conversion of the notes is lower than the theoretical maximum indicated in the table above. See “Conversion of Notes” below. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may be adjusted under the circumstances described in the prospectus under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional shares resulting from conversion of the notes, as described in the prospectus under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon conversion of the notes listed next to such securityholder’s name.

(4)	Calculated based on 57,211,911 shares of our common stock outstanding as of July 28, 2008. In calculating this amount for a particular selling securityholder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)	Mr. John Gottfurcht, Mr. George Douglas and Mrs. Amy Jo Gottfurcht share voting or dispositive powers over these securities.

S-2

Conversion of Notes
Generally, upon conversion of a note, we must pay the conversion value of the note in cash, up to the principal amount of the note. If the conversion value exceeds the principal amount, then we must pay the excess in shares of our common stock, except that we will pay cash in lieu of any fractional share that would otherwise be due. See “Description of Notes—Conversion Rights—Payment upon Conversion” in the accompanying prospectus.
For illustrative purposes only, if our common stock hypothetically continues to trade at a price equal to the closing price per share of $93.35 on July 28, 2008, then a note of $1,000 principal amount would be convertible into:
•	$1,000 in cash, representing the principal amount of the note;

•	12 shares, representing the excess of the conversion value of the note over the principal amount; and

•	$17.79 in cash, representing cash in lieu of fractional shares.
The actual amount of cash and, if applicable, shares due upon conversion will depend on the actual trading prices of our common stock during the relevant “observation period” described in the accompanying prospectus. The illustration above is not intended to indicate that we expect our common stock to continue to trade at any price, and actual trading prices may be significantly different from the price assumed in this illustration.

S-3